Exhibit 12.1

IHS Markit Ltd.

Consolidated Ratio of Earnings to Fixed Charges

	Three Months Ended February 28, 2018	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes and equity in loss of equity method investee	94.1	372.1	142.3	237.8	223.1	130.7
Interest expense (1)	46.3	154.3	119.4	70.9	55.4	44.6
Imputed interest expense on lease commitments	0.5	1.9	1.1	1.0	1.0	1.1
Non-controlling interest (income) / loss	0.6	(0.1)	0.7	—	—	—
Total earnings (a)	141.5	528.2	263.5	309.7	279.4	176.4
Fixed charges:
Interest expense	46.3	154.3	119.4	70.9	55.4	44.6
Imputed interest expense on lease commitments	0.5	1.9	1.1	1.0	1.0	1.1
Total fixed charges (b)	46.8	156.2	120.5	71.9	56.4	45.7
Ratio of earnings to fixed charges (a/b)	3.02	3.38	2.19	4.31	4.96	3.86
(1)	Interest expense per the financial statements includes the amortization of debt issuance costs.